FAN OWNED CLUB, INC.

COMMON STOCK PURCHASE AGREEMENT

This Common Stock Purchase Agreement (this "Agreement") is made [EFFECTIVE DATE] by and between Fan Owned Club, Inc., a Delaware corporation (the "Company"), and [INVESTOR NAME] ("Purchaser").

1. **Sale of Stock.** Subject to the terms and conditions of this Agreement, simultaneously with the execution and delivery of this Agreement by the parties or on such other date as the Company and Purchaser shall agree (the "Purchase Date"), the Company will issue and sell to Purchaser, and Purchaser agrees to purchase from the Company, [SHARES] shares of the Company's Common Stock (the "Shares") at a purchase price of $10.00 per share for a total purchase price of $[AMOUNT] (the "Aggregate Purchase Price"). On the Purchase Date, Purchaser will deliver the Aggregate Purchase Price to the Company and the Company will enter the Shares in Purchaser's name as of such date in the books and records of the Company or, if applicable, a duly authorized transfer agent of the Company. The Company will deliver to Purchaser, upon request, a notice of issuance with respect to the Shares as soon as practicable following such date. As used elsewhere herein, the term "Shares" refers to all of the Shares purchased hereunder and all securities received in connection with the Shares pursuant to stock dividends or splits, all securities received in replacement of the Shares in a recapitalization, merger, reorganization, exchange or the like, and all new, substituted or additional securities or other property to which Purchaser is entitled by reason of Purchaser's ownership of the Shares.

2. **Limitations on Transfer.** Purchaser shall not assign, encumber or dispose of any interest in the Shares except to the extent permitted by, and in compliance with the provisions below, the transfer restrictions set forth in the Company's Bylaws and applicable securities laws.

(a) **Right of First Refusal.** Before any Shares held by Purchaser or any transferee of Purchaser (either being sometimes referred to herein as the "Holder") may be sold or otherwise transferred (including transfer by gift or operation of law), the Company or its assignee(s) shall have a right of first refusal to purchase the Shares on the terms and conditions set forth in this Section 3(a) (the "Right of First Refusal"), which the Company may either (1) exercise its Right of First Refusal and purchase the Shares as forth in this Section 3(a) or (2) reject to exercise its Right of First Refusal and permit the transfer of the Shares to the Proposed Transferee (as defined below).

(i) **Notice of Proposed Transfer.** The Holder of the Shares shall deliver to the Company a written notice (the "Notice") stating: (A) the Holder's intention to sell or otherwise transfer such Shares; (B) the name of each proposed purchaser or other transferee ("Proposed Transferee"); (C) the number of Shares to be transferred to each Proposed Transferee; (D) the terms and conditions of each proposed sale or transfer, including (without limitation) the purchase price for such Shares (the "Transfer Purchase

Price"); and (E) the Holder's offer shall offer to the Company or its assignee(s) to purchase the Shares at the Transfer Purchase Price and upon the same terms (or terms as similar as reasonably possible).

(ii) **Exercise of Right of First Refusal.** At any time within 30 days after receipt of the Notice, the Company and/or its assignee(s) may, by giving written notice to the Holder, elect to purchase any or all of the Shares proposed to be transferred to any one or more of the Proposed Transferees, at the Transfer Purchase Price, provided that if the Transfer Purchase Price consists of no legal consideration (as, for example, in the case of a transfer by gift), the purchase price will be the fair market value of the Shares as determined in good faith by the Company's Board of Directors. If the Transfer Purchase Price includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined by the Company's Board of Directors in good faith.

(iii) **Payment.** Payment of the Transfer Purchase Price shall be made, at the election of the Company or its assignee(s), in cash (by check), by cancellation of all or a portion of any outstanding indebtedness, or by any combination thereof within 60 days after receipt of the Notice or in the manner and at the times mutually agreed to by the Company (or its assignee(s)) and the Holder.

(iv) **Holder's Right to Transfer.** If any of the Shares proposed in the Notice to be transferred to a given Proposed Transferee are not purchased by the Company and/or its assignee(s) as provided in this Section 3(a), then the Holder may sell or otherwise transfer any unpurchased Shares to the Proposed Transferee at the Transfer Purchase Price or at a higher price, provided that such sale or other transfer is consummated within 120 days after the date of the Notice and provided further that any such sale or other transfer is effected in accordance with [the transfer restrictions set forth in the Company's Bylaws and] any applicable securities laws and the Proposed Transferee agrees in writing that the provisions of this Section 3 shall continue to apply to the Shares in the hands of such Proposed Transferee. The Company, in consultation with its legal counsel, may require the Holder to provide an opinion of counsel evidencing compliance with applicable securities laws. If the Shares described in the Notice are not transferred to the Proposed Transferee within such period, or if the Holder proposes to change the price or other terms to make them more favorable to the Proposed Transferee, a new Notice shall be given to the Company, and the Company and/or its assignees shall again be offered the Right of First Refusal before any Shares held by the Holder may be sold or otherwise transferred.

(v) **Exception for Certain Family Transfers.** Anything to the contrary contained in this Section 3(a) notwithstanding, the transfer of any or all of the Shares during Purchaser's lifetime or on Purchaser's death by will or intestacy to Purchaser's Immediate Family or to a trust for the benefit of Purchaser or Purchaser's Immediate Family shall be exempt from the provisions of this Section 3(a). "Immediate Family" as used in this Agreement shall mean lineal descendant or antecedent, spouse (or spouse's antecedents), father, mother, brother or sister (or their descendants), stepchild (or their antecedents or descendants), aunt or uncle (or their antecedents or descendants),

brother-in-law or sister-in-law (or their antecedents or descendants) and shall include adoptive relationships, or any person sharing Purchaser's household (other than a tenant or an employee). In such case, the transferee or other recipient shall receive and hold the Shares so transferred subject to the provisions of this Section 3, and there shall be no further transfer of such Shares except in accordance with the terms of this Section 3.

(b) **Company's Right to Purchase upon Involuntary Transfer.** In the event, at any time after the date of this Agreement, of any transfer by operation of law or other involuntary transfer (including divorce or intestate transfer upon death, but excluding transfer upon death by will (to any transferee) or a transfer to Immediate Family as set forth in Section 3(a)(v) above) of all or a portion of the Shares by the record holder thereof, the Company shall have the right to purchase any or all of the Shares transferred at the fair market value of the Shares on the date of transfer (as determined by the Company in its sole discretion). Upon such a transfer, the Holder shall promptly notify the Secretary of the Company of such transfer. The right to purchase such Shares shall be provided to the Company for a period of 30 days following receipt by the Company of written notice from the Holder.

(c) **Assignment.** The right of the Company to purchase any part of the Shares may be assigned in whole or in part to any holder or holders of capital stock of the Company or other persons or organizations.

(d) **Restrictions Binding on Transferees.** All transferees of Shares or any interest therein will receive and hold such Shares or interest subject to the provisions of this Agreement, including, insofar as applicable, the Repurchase Option. Any sale or transfer of the Shares shall be void unless the provisions of this Agreement are satisfied.

(e) **Termination of Rights.** The Right of First Refusal granted the Company by Section 3(a) above and the right to repurchase the Shares in the event of an involuntary transfer granted the Company by Section 3(b) above shall terminate upon the first sale of Common Stock of the Company to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act") (other than a registration statement relating solely to the issuance of Common Stock pursuant to a business combination or an employee incentive or benefit plan) or any transfer or conversion of Shares made pursuant to a statutory merger or statutory consolidation of the Company with or into another corporation or corporations if the Common Stock of the surviving corporation or any direct or indirect parent corporation thereof is registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(f) **Lock-up Agreement.** If so requested by the Company or the underwriters in connection with the initial public offering of the Company's securities registered under the Securities Act of 1933, as amended, Purchaser shall not sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of the Company however or whenever acquired (except for those being registered) without the prior written consent of the Company or such underwriters, as the case may be, for 180 days from the effective date of the registration statement, plus such additional period, to

the extent required by FINRA rules, up to a maximum of 216 days from the effective date of the registration statement, and Purchaser shall execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of such offering.

3. **Investment and Taxation Representations.** In connection with the purchase of the Shares, Purchaser represents to the Company the following:

(a) Purchaser is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Shares. Purchaser is purchasing the Shares for investment for Purchaser's own account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act or under any applicable provision of state law. Purchaser does not have any present intention to transfer the Shares to any other person or entity.

(b) Purchaser understands that the Shares have not been registered under the Securities Act by reason of a specific exemption therefrom, which exemption depends upon, among other things, the bona fide nature of Purchaser's investment intent as expressed herein.

(c) Purchaser further acknowledges and understands that the securities must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Purchaser further acknowledges and understands that the Company is under no obligation to register the securities.

(d) Purchaser is familiar with the provisions of Rule 144, promulgated under the Securities Act, which, in substance, permits limited public resale of "restricted securities" acquired, directly or indirectly, from the issuer of the securities (or from an affiliate of such issuer), in a non-public offering subject to the satisfaction of certain conditions. Purchaser understands that the Company provides no assurances as to whether he or she will be able to resell any or all of the Shares pursuant to Rule 144, which rule requires, among other things, that the Company be subject to the reporting requirements of the Exchange Act, that resales of securities take place only after the holder of the Shares has held the Shares for certain specified time periods, and under certain circumstances, that resales of securities be limited in volume and take place only pursuant to brokered transactions. Notwithstanding this Section 4(d), Purchaser acknowledges and agrees to the restrictions set forth in Section 4(e) below.

(e) Purchaser further understands that in the event all of the applicable requirements of Rule 144 are not satisfied, registration under the Securities Act, compliance with Regulation A, or some other registration exemption will be required; and that, notwithstanding the fact that Rule 144 is not exclusive, the Staff of the Securities and Exchange Commission has expressed its opinion that persons proposing to sell private placement securities other than in a registered offering and otherwise than pursuant to Rule 144 will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales, and that such persons and their respective brokers who participate in such transactions do so at their own risk.

(f) Purchaser represents that Purchaser is not subject to any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (attached hereto as Annex I).

(g) Purchaser understands that Purchaser may suffer adverse tax consequences as a result of Purchaser's purchase or disposition of the Shares. Purchaser represents that Purchaser has consulted any tax consultants Purchaser deems advisable in connection with the purchase or disposition of the Shares and that Purchaser is not relying on the Company for any tax advice.

4. **Restrictive Legends and Stop-Transfer Orders.**

(a) **Legends.** Any stock certificate or, in the case of uncertificated securities, any notice of issuance, for the Shares, shall bear the following legends (as well as any legends required by applicable state and federal corporate and securities laws):

(i) "THE SECURITIES REFERENCED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(ii) "THE SECURITIES REFERENCED HEREIN MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH AND MAY BE OBTAINED FROM THE SECRETARY OF THE COMPANY AT NO CHARGE."

(b) **Stop-Transfer Notices.** Purchaser agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.

(c) **Refusal to Transfer.** The Company shall not be required (i) to transfer on its books any Shares that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or (ii) to treat as owner of such Shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such Shares shall have been so transferred.

(d) **Legend and Notice Removal.** When all of the following events have occurred, the Shares then held by Purchaser will no longer be subject to the legend specified in Section 5(a)(ii) and the Company will remove any stop-transfer notices associated with the transfer restrictions imposed by this Agreement:

(i) the termination of the Right of First Refusal;

(ii) the expiration or exercise in full of the Repurchase Option; and

(iii) the expiration or termination of the lock-up provisions of Section 3(f) (and of any agreement entered pursuant to Section 3(f)).

After such time and upon Purchaser's request, a new stock certificate or, in the case of uncertificated securities, notice of issuance, for the remaining Shares, shall be issued without the legend specified in Section 5(a)(ii) and delivered to Purchaser.

(e) **Required Notices.** Purchaser acknowledges that the Shares are issued and shall be held subject to all the provisions of this Section 5, the Certificate of Incorporation and the Bylaws of the Company and any amendments thereto, copies of which are on file at the principal office of the Company. A statement of all of the rights, preferences, privileges and restrictions granted to or imposed upon the respective classes and/or series of shares of stock of the Company and upon the holders thereof may be obtained by any stockholder upon request and without charge, at the principal office of the Company, and the Company will furnish any stockholder, upon request and without charge, a copy of such statement. Purchaser acknowledges that the provisions of this Section 5 shall constitute the notices required by Sections 151(f) and 202(a) of the Delaware General Corporation Law and the Purchaser hereby expressly waives the requirement of Section 151(f) of the Delaware General Corporation Law that it receive the written notice provided for in Sections 151(f) and 202(a) of the Delaware General Corporation Law within a reasonable time after the issuance of the Shares.

5. **No Employment Rights.** Nothing in this Agreement shall affect in any manner whatsoever the right or power of the Company, or a parent, subsidiary or affiliate of the Company, to terminate Purchaser's employment or consulting relationship, for any reason, with or without cause.

6. **Certain Defined Terms.**

(a) **"Affiliate"** means an entity other than a Subsidiary which, together with the Company, is under common control of a third person or entity.

(b) **"Director"** means a member of the Board of Directors of the Company.

(c) **"Disability"** means "disability" within the meaning of Section 22(e)(3) of the Code.

(d) **"Employee"** means any person employed by the Company, or any Parent, Subsidiary or Affiliate, with the status of employment determined pursuant to such factors as are deemed appropriate by the Board of Directors of the Company in its sole discretion, subject to any requirements of applicable laws, including the Code. The payment by the Company of a director's fee shall not be sufficient to constitute "employment" of such director by the Company or any Parent, Subsidiary or Affiliate.

(e) **"Parent"** means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

(f) **“Subsidiary”** means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

7. **Miscellaneous.**

(a) **Governing Law.** The validity, interpretation, construction and performance of this Agreement, and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the state of Delaware, without giving effect to principles of conflicts of law. For purposes of litigating any dispute that may arise directly or indirectly from this Agreement, the parties hereby submit and consent to the exclusive jurisdiction of the state of Delaware and agree that any such litigation shall be conducted only in the courts of Delaware or the federal courts of the United States located in Delaware and no other courts.

(b) **Entire Agreement.** This Agreement sets forth the entire agreement and understanding of the parties relating to the subject matter herein and supersedes all prior or contemporaneous discussions, understandings and agreements, whether oral or written, between them relating to the subject matter hereof.

(c) **Amendments and Waivers.** No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the parties to this Agreement. No delay or failure to require performance of any provision of this Agreement shall constitute a waiver of that provision as to that or any other instance.

(d) **Successors and Assigns.** Except as otherwise provided in this Agreement, this Agreement, and the rights and obligations of the parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives. The Company may assign any of its rights and obligations under this Agreement. No other party to this Agreement may assign, whether voluntarily or by operation of law, any of its rights and obligations under this Agreement, except with the prior written consent of the Company.

(e) **Notices.** Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be deemed sufficient when delivered personally or by overnight courier or sent by email, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party’s address provided to the Portal, as subsequently modified by written notice, or if no address is specified on the signature page, at the most recent address set forth in the Company’s books and records.

(f) **Severability.** If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in

good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

(g) **Construction.** This Agreement is the result of negotiations between and has been reviewed by each of the parties hereto and their respective counsel, if any; accordingly, this Agreement shall be deemed to be the product of all of the parties hereto, and no ambiguity shall be construed in favor of or against any one of the parties hereto.

(h) **Counterparts.** This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and all of which together shall constitute one and the same agreement. Execution of a facsimile copy will have the same force and effect as execution of an original, and a facsimile signature will be deemed an original and valid signature.

(i) **Electronic Delivery.** The Company may, in its sole discretion, decide to deliver any documents related to this Agreement or any notices required by applicable law or the Company's Certificate of Incorporation or Bylaws by email or any other electronic means. Purchaser hereby consents to (i) conduct business electronically (ii) receive such documents and notices by such electronic delivery and (iii) sign documents electronically and agrees to participate through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Fan Owned Club, Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited